Filed by Tortoise Pipeline & Energy Fund, Inc.
pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12
under the Securities and Exchange Act of 1934, as amended

Subject Company:
Tortoise Energy Independence Fund, Inc.
Commission File No. 811-22690

November 11, 2020

What is the proposed merger?
Tortoise announced today that following a strategic review of the funds, the Board of Directors has approved a proposal to merge Tortoise Energy Independence Fund, Inc. (NDP) with and into Tortoise Pipeline & Energy Fund, Inc. (TTP).

Why is the proposed merger being recommended by the Board of Directors?
•	Expanded investment strategy to better capture the opportunity around the global energy evolution
•	Intended increase in quarterly distribution
•	Opportunity for improved relationship between NAV and market price
•	Economies of scale resulting in cost savings given size of both funds
•	Opportunity for enhanced long-term market liquidity
•	Modest leverage profile through combination

What will be the investment objective and strategies of the combined fund?
•	The investment objective of the combined fund will remain the same to provide our stockholders a high level of total return, with an emphasis on current distributions.
•
The investment strategy will be expanded to assist in achieving the stated investment objective. Midstream energy infrastructure companies will remain part of the investment strategy representing approximately 55% of the portfolio.  Energy infrastructure operations use a network of pipeline assets to transport, store, gather and/or process crude oil, refined petroleum products (including biodiesel and ethanol), natural gas or natural gas liquids.  The Adviser will add additional renewable and power infrastructure companies to the investment strategy, representing approximately 45% of the portfolio initially, and we expect that to grow over time.  Renewable and power infrastructure companies use asset systems to provide electric power generation (including renewable energy), transmission and distribution.  The Adviser will also expand its investment universe capturing opportunities from securities that trade on exchanges outside of North America.  Under normal circumstances, the Adviser plans to invest at least 10% of the portfolio in securities that trade on non-North American (U.S., Canada, and Mexico) stock exchanges.

What are the benefits of the proposed merger?
•
Expanded investment strategy to better capture the opportunity around the global energy evolution – we expect energy demand growth to continue as the population grows and emerging market countries use more energy per capita. We believe this demand will increasingly be met by electricity versus fossil fuel growth. This strategy will better capture the investment opportunity of increased energy demand being met by an increased electricity supply.

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Positive impact to distributions – Assuming the merger is completed as proposed, the Adviser intends to recommend that the Board of Directors of the combined fund approve a distribution of not less than $0.1925 per TTP common share ($0.77 annualized) beginning the fiscal 2nd quarter of 2021, based on the combined fund’s expected distributions from investments, the lower anticipated operating expenses per share, and the expected costs of leverage. This would represent a 20.3% increase from TTP’s current quarterly distribution of $0.16 per share.

•
Opportunity for improved trading relationship between net asset value and market price – as our research suggest that funds with more exposure to global utilities and infrastructure which we define as renewable and power infrastructure tend to trade closer to NAV.

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Operating cost savings through greater economies of scale and reduced management fees – It is anticipated that the combined fund will have a lower operating expense level with estimated aggregate cost savings of approximately $400,000 annually ($0.10 per pro forma share) recognized in the combined fund through operating cost savings and reduced management fees. The funds incur both fixed expenses (e.g. legal and auditing services, board fees, printing fees) and variable expenses (e.g. administrative, fund accounting and custodial services). Many of the fixed expenses are duplicative between the funds. Additionally, effective at the time of the merger, the Adviser has agreed to a reduced management fee of 1.00% from the current rate of 1.10% for the combined fund.

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Opportunity for enhanced long-term market liquidity – The larger market capitalization of the combined fund may provide an opportunity for enhanced market liquidity over the long-term. Greater market liquidity may lead to a narrowing of bid-ask spreads and reduce price movements on a trade-to-trade basis.

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Leverage impact – The larger asset base of the combined fund may provide: (i) greater financial flexibility through a larger balance sheet, (ii) access to more attractive leverage terms and (iii) a wider range of leverage alternatives.

Is Tortoise experienced in covering and investing in renewable and power infrastructure companies?
•	Since inception in 2002, our strategy was to cover the entire energy value chain, including power infrastructure companies
o	We think understanding where energy molecules and electrons are supplied and where they were going to, is critical to understanding the ever changing energy landscape
•	We made our first power investment in 2005 in the Tortoise North American Energy (TYN) closed-end fund
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We developed an institutional process to invest in power alongside our midstream practice starting in 2009 when we launched the Tortoise Power and Energy Infrastructure Fund (TPZ). This institutional process included:

o	Maintaining financial models on power holdings
o	Discussing power companies as part of our value chain and portfolio meetings
o	Reporting on power companies in client quarterly energy value chain market update
o	Annually attending power focused conferences, including the Edison Electric Institute conference, the premier utility conference
o	In 2013, we decided to align the firm’s growth with essential assets, including the identified growth from renewables
•	In TPZ, we were original investors in the YieldsCos

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•	In addition, we included power companies in our open end fund (TOPIX)
•	We also shifted the focus of TOPIX in early 2020 to Energy Evolution
•	In two of our private funds, we invested along the capital structure of power companies
•	At the firm level, we also directed resources toward power investments
o	Teamed with private equity, clean energy focused team in 2016
o	Invested in first private solar project in TYG (Tortoise Energy Infrastructure Corp) in 2017
o	Acquired Ecofin, focused utility ESG and impact asset manager based in London, in 2018
■	Ecofin team has over two decades of utility experience
•	Having over a decade of experience in renewable and power infrastructure investing, in addition to our value chain approach, we think we are the premier manager for an Energy Evolution strategy.

Did the Board of Directors consider other strategic alternatives for NDP?
•
As part of the strategic review of the funds, the Board of Directors considered various alternatives including converting to an open-end fund or interval fund, liquidating and merging with another fund, as well as other alternatives. After careful consideration, fund management and the Board of Directors believe merging NDP into TTP is in the best interests of stockholders as it provides the opportunity to participate in the global energy evolution.

Will there be any significant turnover in connection with the merger?
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To capture the opportunities in renewable and power infrastructure, the Adviser estimates approximately 40% turnover as stock, currently owned and defined as midstream energy infrastructure stock, is sold.

How will the merger affect me?
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TTP stockholders will remain stockholders of TTP and NDP stockholders will become stockholders of TTP. NDP will be merged with and into TTP, the assets and liabilities of NDP will be combined with the assets and liabilities of TTP and NDP will cease its existence under Maryland law.

Will the exchange rate for the merger be based on net asset values or market values of the funds?
•	The exchange rate will be determined based on each fund’s respective net asset value per share as of the business day prior to the closing of the merger.

Will I have to pay any sales load, commission or other fees in connection with the merger?
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You will pay no sales loads or commissions in connection with the merger. However, the funds will share equally with the adviser costs associated with the proposed merger with a cap for the funds of $125,000 in aggregate.

Is the merger expected to be a taxable event for fund stockholders?
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No. The merger intends to qualify as tax-free for federal income tax purposes. This means it is expected that stockholders will recognize no gain or loss for federal income tax purposes as a result of the merger, except that gain or loss may be recognized with respect to cash received in lieu of fractional TTP common shares.

© 2020 Tortoise	www.TortoiseEcofin.com

How will deferred tax assets of the funds be treated in the merger?
•	Not applicable as both NDP and TTP are regulated investment companies and do not have deferred taxes.

How will capital losses of NDP be treated in the merger?
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Capital losses from NDP will retain their character (between short and long term) and carried over to the merged fund. The capital losses are available to offset capital gains generated in TTP; however, subject to limitations each year.

•	Capital losses not offset against capital gains can be carried forward indefinitely.

Who will pay for the costs associated with the special meeting and the merger?
•	The funds and the adviser will split the costs equally with a cap for the funds of $125,000 in aggregate. The adviser will cover all costs in excess of $250,000.

Who do we expect to vote on the merger?
•	TTP stockholders (common and preferred voting as a class) will vote to approve the merger of NDP into TTP, including the issuance of additional TTP common shares to NDP stockholders.
•	NDP common stockholders will vote to approve the merger of NDP into TTP.

What happens if the proposed merger is not approved by NDP stockholders or the issuance of TTP common shares is not approved by TTP stockholders?
•
Completion of the merger requires the approval by stockholders of both NDP and TTP. If the merger is not approved by both NDP and TTP stockholders, the Board will take such action as it deems to be in the best interests of each fund, which may include additional solicitations, continuing to operate NDP as a standalone fund, converting NDP to an open-end or interval fund, liquidation of NDP, or merging NDP into another fund.

What is the timetable for the proposed merger?
If the stockholder voting and other conditions to closing are satisfied, the merger is expected to take effect in the first half of 2021.

Who do I contact for further information?
You may contact Jake Robertson toll-free at (866) 362-9331 for further information.

Important Information About the Proposed Merger and Where to Find It:

More information on the proposed merger will be contained in the proxy materials expected to be filed in the coming weeks. TTP plans to file in the near future with the Securities and Exchange Commission (SEC) a joint proxy statement/prospectus on Form N-14 8C with respect to the merger, and each fund expects to mail a definitive joint proxy statement/prospectus to each of its stockholders that will contain information about the proposed merger following a review period with the SEC. Stockholders are urged to read the definitive joint proxy statement/prospectus carefully and in its entirety when available as it will contain important information about the proposed merger. When filed with the SEC, the joint proxy statement/prospectus and other documents filed by the funds will be available for free at the SEC’s Web site, http://www.sec.gov and on the funds’ website at cef.tortoiseecofin.com. Stockholders can also obtain copies of the definitive joint proxy statement/prospectus, when available, for free by dialing (866) 362-9331.

© 2020 Tortoise	www.TortoiseEcofin.com

The funds, Tortoise Capital Advisors and certain of their respective directors, officers and affiliates may be deemed under the rules of the SEC to be participants in the solicitation of proxies from stockholders in connection with the proposed merger discussed herein. Information about the directors and officers of the funds may be found in their respective annual reports and proxy statements previously filed with the SEC.

Safe Harbor Statement

This FAQ shall not constitute an offer to sell or a solicitation to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer or solicitation or sale would be unlawful prior to registration or qualification under the laws of such state or jurisdiction.

Cautionary Statement Regarding Forward-Looking Statements

This FAQ contains certain statements that may include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical fact, included herein are “forward-looking statements.” Although the funds and Tortoise Capital Advisors believe that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the fund’s reports that are filed with the Securities and Exchange Commission. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this FAQ. Other than as required by law, the funds and Tortoise Capital Advisors do not assume a duty to update this forward-looking statement.

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